PE 1/12/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15005599

February 26, 2015

Act: 1934
Section:
Rule: 14a-8 (DPS)
Public
Availability: 2-26-15

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Mattel, Inc.
Incoming letter dated January 12, 2015

Dear Ms. Ising:

This is in response to your letter dated January 12, 2015 concerning the shareholder proposal submitted to Mattel by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 12, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 58025-00153

January 12, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Mattel, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states, in relevant part:

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the proposal or supporting statement is vague and indefinite so as to be inherently misleading. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One*

Financial Corp. (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against").

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *PepsiCo, Inc. (Steiner)* (Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and . . . as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Motors Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (concurring in the exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "Industry Peer group" and "relevant time period"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

In *Abbott Laboratories* (Jan. 13, 2014), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board adopt a bylaw requiring an independent lead director, where the proposal's standard of independence specified that an independent director is "a person whose directorship constitutes his or her only connection" to the company. The proposal in *Abbott*, among other things, failed to give any guidance on how the broad term "connection" should be interpreted or applied. In particular, in *Abbott* the company noted that all its non-employee directors receive grants of restricted stock units and are required to own shares of the company's stock under the company's stock ownership guidelines. The Staff concurred that, in applying this particular proposal to Abbott, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *Pfizer Inc.* (Dec. 22, 2014), the Staff concurred in the exclusion of a proposal identical in pertinent part to the Proposal requesting that the board adopt a policy that the chairman be "an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." In *Pfizer*, the company argued that, just as with the "connection" language in *Abbott*, the proposal's attempt to define an independent director as someone whose directorship constituted his or her only "nontrivial professional, familial or financial connection to the company or its CEO" was unclear in the context of the directors' ownership of a significant amount of Pfizer stock. The company further argued that, unless the company amended its stock ownership guidelines, the proposal would prevent all of the company's non-employee directors from serving as chairman due to the fact that the company's stock ownership guidelines required each non-employee director to own a significant amount of the company's stock. The Staff concurred that the proposal was vague and indefinite and "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[1]

---

[1] *Pfizer* makes clear that the addition of the modifying phrase "nontrivial professional, familial or financial" to the word "connection" does not render the director independence standard at issue in *Pfizer* (and in the instant Proposal) any less ambiguous than the director independence standard at issue in *Abbott*. Indeed, the independence definition in the Council of Institutional Investors' Policies on Corporate Governance uses both formulations of the standard interchangeably:

> 7.2 Basic Definition of an Independent Director: An independent director is someone whose ***only nontrivial professional, familial or financial connection*** to the corporation, its chairman, CEO or any other executive officer is his or her

[Footnote continued on next page]

We note that the Staff on other occasions has not concurred with the exclusion of independent chairman proposals using the phrase "nontrivial professional, familial or financial connection" in defining the standard of independence applicable to the chairman, where it was argued that such phrase rendered the proposals vague and indefinite and therefore inherently misleading. *See Mylan Inc.* (Jan. 16, 2014); *Aetna Inc.* (Mar. 1, 2013); *Clear Channel Communications, Inc.* (Feb. 15, 2006). However, none of those letters raised the issue squarely presented in *Abbott* and *Pfizer*—namely, that where a company requires its non-employee directors to maintain significant stock ownership in the company, it is not clear whether such significant stock ownership constitutes a "connection" or a "nontrivial . . . financial connection" to the company (in which case, the proposals would either prevent all of the non-employee directors from serving as chairman or would require the companies to change their stock ownership guidelines and director compensation structures). It is well established that the Staff does not consider any basis for exclusion of a proposal if that basis was not advanced by a company in its no-action request. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001), at Section B.5 ("we will not consider any basis for exclusion that is not advanced by the company"). Accordingly, each of *Mylan*, *Aetna* and *Clear Channel* is distinguishable from *Abbott* and *Pfizer*, and from the instant situation.

Here, the Proposal, as applied to the Company, suffers from the same flaw as the proposals in *Abbott* and *Pfizer*. If implemented, the Proposal would require, among other things, that the Chairman be an individual "whose only nontrivial professional, familial or financial connection to the [C]ompany or its CEO is the directorship." However, the Company's directors receive annual grants of restricted stock units, and the Board has adopted stock ownership guidelines for non-employee directors. The Company's stock ownership guidelines for non-employee directors are set forth in Section 13 of the Company's Amended and Restated Guidelines on Corporate Governance, which are attached hereto as Exhibit B. These guidelines state that, within five years of joining the Board, each non-employee director should attain a target minimum level of stock ownership of five times the annual cash retainer paid to each director, which retainer is currently $100,000. Consistent with the expectations of stockholders, the purpose of the Company's stock ownership guidelines is to

---

[Footnote continued from previous page]

> directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her ***only connection*** to the corporation.

Available at http://www.cii.org/corp_gov_policies (emphasis added).

ensure a nontrivial financial connection between the non-employee directors and the Company. In fact, all non-employee directors who have been members of the Board for five years or more hold equity in excess of the minimum amounts required by the stock ownership guidelines. As a result, it cannot be determined whether under the Proposal all of the Company's non-employee directors would be disqualified from serving as independent Chairman due to the fact that such directors, by virtue of compliance with the stock ownership guidelines, have significant "financial connections" to the Company that are not "nontrivial." Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict stock ownership of directors. The Proposal offers no guidance to address or resolve this issue.

We also note that the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). For example, *in Berkshire Hathaway Inc.* (Mar. 2, 2007), the Staff concurred in the exclusion of a proposal that would have restricted the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to stockholders the extent to which the proposal would operate to bar investment in all foreign corporations. *See also Duke Energy Corp.* (avail. Feb. 8, 2002) (concurring in the exclusion of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee). Here, the Proposal fails to adequately disclose that the Proposal could result in disqualifying any independent director who is in compliance with the Company's stock ownership guidelines from serving as Chairman or, alternatively, could require the Company to alter its stock ownership guidelines and director compensation structure and compel the Chairman to dispose of the Company's shares (in which case the Chairman would no longer have any meaningful financial connection to the Company). As a result, any action taken by the Company to implement the Proposal by prohibiting directors from owning nontrivial amounts of the Company's stock could be significantly different from the actions envisioned by stockholders.

For the foregoing reasons and based on the precedent cited above, we believe that the Proposal, as applied to the Company, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Tiffani Zack Magri, the Company's Assistant General Counsel and Director, Corporate/Securities Group, at (310) 252-2992.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Tiffani Zack Magri, Mattel, Inc.
John Chevedden

101859926.7

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert Normile
Corporate Secretary
Mattel, Inc. (MAT)
333 Continental Blvd.
El Segundo, CA 90245
PH: 310-252-2000
FX: 310-252-2180

Dear Mr. Normile,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Andrew Paalborg <Andrew.Paalborg@Mattel.com>
PH: 310-252-3615
FX: 310-252-2567

[MAT: Rule 14a-8 Proposal, November 28, 2014]
Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. This proposal topic, sponsored by Ray T. Chevedden, won 55% support at Sempra Energy.

A weak or compromised Lead Director is a good argument for adopting an independent board chairman policy. Lead Director Christopher Sinclair had the longest tenure of any of our directors – 18-years. Long-tenure can negatively impact director independence. Mattel's stock losing 33% of its value in a recent one-year period is another good reason.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, gave Mattel a D in executive pay. Bryan Stockton was given $15 million in 2013 Total Summary Pay. Meanwhile Mattel's stock lost 33% of its value in a recent one-year period. At Mattel unvested equity pay can partially or fully accelerate upon CEO termination. Mattel's accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. Mattel had not disclosed specific, quantifiable performance objectives for our CEO. There were excessive CEO perks.

Directors with 10 to 16-years long tenure controlled 75% of the votes on our executive pay committee: Michael Dolan, Kathy White Loyd and Andrea Rich. Directors with long tenure also controlled 53% of the votes on our most important board committees. There was not one independent Mattel director who had general expertise in risk management, based on GMI's standards. Shareholders had the prospect of 12% stock dilution.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***



MATTEL, INC.

Tiffani Zack Magri
Assistant General Counsel, Assistant Secretary and Director, Corporate/Securities Group

VIA OVERNIGHT MAIL
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Mattel, Inc. (the "Company"), which received on November 28, 2014, your stockholder proposal entitled "Independent Board Chairman" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 28, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 28, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the

333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245
tel 310-252-2992 fax 310-252-2922

Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 28, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 28, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 28, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 333 Continental Blvd., El Segundo, CA 90245. Alternatively, you may transmit any response by email to me at Tiffani.Magri@Mattel.com.

If you have any questions with respect to the foregoing, please contact me at (310) 252-2992. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Tiffani Magri
Assistant General Counsel and Director,
Corporate & Securities

Enclosures

Personal Investing

P.O. BOX 770001
CINCINNATI, OH 45277-0045



MAT Post-it® Fax Note 7671	Date 12-4-14	# of pages ▶
To Tiffani Magri	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 310-252-2922	Fax #	

December 4, 2014

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 25.000 shares of CF Industries Holdings, Inc. (CUSIP: 125269100, trading symbol: CF), no fewer than 50.000 shares of Duke Energy Corp. (CUSIP: 26441C204, trading symbol: DUK), no fewer than 200.000 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), no fewer than 100.000 shares of Northrop Grumman Corp. Holding Company (CUSIP: 666807102, trading symbol: NOC) and no fewer than 100.000 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD) since June 1, 2013 (in excess of eighteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14

GIBSON DUNN

EXHIBIT B

MATTEL, INC. BOARD OF DIRECTORS
AMENDED AND RESTATED GUIDELINES ON CORPORATE GOVERNANCE

Mission Statement

Mattel's (the "Company") Board of Directors (the "Board") strives to ensure good corporate management and governance. It selects, monitors, evaluates and supports the Chief Executive Officer and oversees the development and pursuit of corporate policies and strategies. It serves the Company's stockholders through a strong commitment to the effective and ethical management of the Company in a manner which optimizes sustainable long-term profitability and is responsive to the legitimate interests of other corporate constituencies, such as employees, customers, suppliers and the communities in which the Company operates.

1) Director Responsibilities

The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its stockholders. In discharging that obligation, directors shall be entitled to rely on the honesty and integrity of the Company's senior executives and its independent advisors and auditors, to the fullest extent permitted by law. The directors shall also be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law and the Company's charter, bylaws and any indemnification agreements, and to exculpation as provided by state law and the Company's charter.

Directors are expected to attend Board meetings and meetings of Committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Directors should prepare adequately for Board and Committee meetings, including by reviewing materials sent to them by Company management.

The Board and each Committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance.

2) Selection of Chair and Chief Executive Officer

It is the sense of the Board that it should have maximum flexibility to decide whether the offices of the Board Chair and Chief Executive Officer shall be combined or separate and, if separate, whether the Board Chair should be an independent director or an employee. The Board believes that this issue is part of the succession planning process and that it is in the best interests of the Company for the Board to make a determination whenever it elects a new Chief Executive Officer or appoints a new Board Chair.

3) Lead Director

Whenever the Board Chair is not an independent director, a lead director to preside at one or more separate executive sessions of the independent directors shall be selected by the independent directors from among themselves, or by a procedure of selection adopted by the independent directors. The Company shall disclose in its proxy statement the identity of such lead director, if there is only one, or the procedure for selecting a lead director for each executive session. The Company shall also disclose in the proxy statement how interested parties can contact the lead director, or the independent directors as a group.

The duties of the lead director shall include all of the following:

a) Presides at all meetings of the Board at which the Board Chair is not present, including executive sessions of the independent directors;
b) Serves as a liaison between the Board Chair and the independent directors;
c) Approves information sent to the Board;
d) Approves meeting agendas for the Board;
e) Approves schedules of meetings to assure that there is sufficient time for discussion of all agenda items;
f) Has the authority to call meetings of the independent directors; and
g) If requested by major stockholders, ensures that he or she is available for consultation and direct communication.

4) Executive Sessions of Independent Directors

The independent directors of the Board shall meet in executive session at least once every quarter. Among other things, in these sessions, the independent directors will, as appropriate, determine to:

a) advise the Board Chair as to an appropriate schedule of Board meetings, consistent with ensuring that the independent directors can perform their duties responsibly while not interfering with the flow of the Company's operations;
b) provide the Board Chair with input as to the preparation of agendas for the Board and Committee meetings;
c) advise the Board Chair as to the quality, quantity and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties, and, while recognizing that the Company's management is responsible for the preparation of materials for the Board, specifically request the inclusion of certain materials;
d) recommend to the Board Chair the retention of independent consultants who report directly to the Board;
e) review compliance with and implementation of the Company's governance policies; and
f) evaluate the Chief Executive Officer's performance and meet with the Chief Executive Officer to discuss the Board's evaluation.

In addition, agendas for all Board meetings should provide for two executive sessions, the first consisting of the independent directors and the Chief Executive Officer without other members of management being present, the second consisting of the independent directors without the Chief Executive Officer or other management personnel being present. The Board can then decide on an ad hoc basis whether or not to take advantage of these additional executive sessions. Of course, as appropriate, the independent directors may invite any person to join in any portion of either such executive session.

5) Committees

The Committees of the Board include the following: Executive, Finance, Audit, Governance and Social Responsibility, and Compensation. The purpose and responsibilities of each of those Committees are specified in the applicable Committee charter or, for Committees without a written charter, in the Board resolution pursuant to which that Committee was created or reappointed. The Board has the flexibility to form new Committees or disband existing Committees as it deems appropriate. However, the Board shall at all times have an Audit Committee, a Compensation Committee and a Governance and Social Responsibility Committee. If the Board forms a new Committee, the Board shall, by resolution or otherwise, specify in writing the responsibilities of that Committee. In addition, the members of the Board serve as members of the Mattel Children's Foundation, who in that capacity elect a Board of Directors for the Foundation.

6) Assignment, Rotation and Qualification of Committee Members

Committee members shall be appointed by the Board upon recommendation of the Governance and Social Responsibility Committee with consideration of the desires of individual directors and the input of the Board Chair.

It is the sense of the Board that consideration should be given to rotating Committee members periodically, but the Board does not feel that such a rotation should be mandated as a policy, since there may be reasons at a given point in time to maintain an individual director's Committee membership for a longer period or to shorten the period. Rotation of Committee members may be initiated by the Board or the Governance and Social Responsibility Committee.

Each member of the Audit Committee, the Governance and Social Responsibility Committee, and the Compensation Committee shall be an independent director as defined by the rules of the Nasdaq Stock Market (except as otherwise permitted). The members of the Compensation Committee also shall (i) meet the additional criteria for independence set forth in Nasdaq Stock Market Rule 5605(d)(2), (ii) be a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (iii) be an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, the members of the Audit Committee shall (i) meet the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") and (ii) meet the additional criteria set forth in Nasdaq Stock Market Rule 5605(c)(2), which include requirements that (a) the members not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years, (b) the members be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement, and (c) the committee have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the member's financial sophistication. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to serve effectively on the Audit Committee.

7) Frequency and Length of Committee Meetings

Subject to the requirements of the applicable Committee charter or Board resolutions creating the Committee, the Chair of each Committee, in consultation with its members, shall determine the frequency and length of the meetings of the Committee

8) Committee Charter and Agenda

Each of the Audit Committee, the Compensation Committee and the Governance and Social Responsibility Committee shall adopt a charter which shall be submitted to the Board for ratification. Each charter shall, among other things, set forth the purposes, goals and responsibilities of the applicable Committee and shall require an annual self-evaluation of the Committee's performance.

The Chair of each Committee, in collaboration with the appropriate officers, will develop or approve an agenda for each meeting of the Committee. The Committee Chair will, to the extent practicable, cause the agenda to be distributed to the Committee members prior to meetings and Committee members may request the addition of items to the agenda.

9) Selection of Agenda Items for Board Meetings

The Board Chair, in collaboration with the appropriate officers and with the approval of the lead director, if one has been appointed, will establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda and is encouraged to raise at any Board meeting subjects that are not on the agenda for that meeting.

At least one Board meeting every year will be at an appropriate Company facility or at another suitable "off-site" location during which the Board will review, with appropriate members of management, long-term strategic plans and the principal issues that the Company is likely to face in the future.

10) Board Meeting Format; Board Materials Distributed in Advance

The Board Chair will endeavor to promote, as a principal element of the format of Board meetings, active dialogue among Board members with respect to topics relating to the long-term growth and development of the Company as well as policy-related topics of more immediate relevance. This element will differ in purpose and content from the reporting element of Board meetings which is intended primarily for management to impart information to the directors and allow them to ask questions which they deem pertinent.

Information and data that are important to the directors' understanding of business to be conducted at a Board or Committee meeting should, to the extent practicable, be distributed in writing to the directors before the meeting, so that meeting time may be conserved and discussion time focused on questions that the directors have about the material. This material should be succinct while still providing the desired information.

11) Presentations

Directors are encouraged to request presentations on specific subjects which they believe deserve a presentation to the Board. Full discussion by Board members of subjects considered at meetings is encouraged.

12) Attendance of Management at Board Meetings

The Board Chair, in collaboration with the Chief Executive Officer (if they are separate), will invite senior officers to periodically attend Board meetings, with a view to creating an ongoing dialogue between Board members and key management personnel.

13) Board Compensation Review and Stock Ownership

The form and amount of director compensation and perquisites will be periodically reviewed by the Compensation Committee, with the advice of the Chief Executive Officer. Director compensation shall be determined by the Board based upon the recommendation of the Compensation Committee.

The management shall report periodically to the Compensation Committee the status of the Company's compensation of the independent directors in relation to other large U.S. companies.

Presently, approximately one-half of independent director compensation is in the form of stock or stock options. This ratio should be considered periodically at the request of the Compensation Committee or the Board.

The Board considers ownership of company stock by Board members to be important to ensure the alignment of the directors' interests with those of the stockholders. Accordingly, from and after the later of (i) the fifth anniversary of the date the Board member joined the Board or (ii) May 1, 2013, each non-employee member of the Board should own a target minimum level of stock. For this purpose, stock holdings shall be valued at the greater of actual cost or market value, and the target minimum level shall equal five times the annual cash retainer; and directors who have deferred any of their cash compensation into investments in Company stock equivalent accounts in any Company deferred compensation plan(s) shall receive credit for such amounts, which shall be valued at the market value of the stock underlying such accounts.

14) <u>Size of the Board; Term of Office</u>

It is the sense of the Board that a size of 11 to 14 is about right. The Board, however, would be willing to go to a somewhat larger size in order to accommodate the availability of one or more outstanding candidates. Each director shall hold office until the annual meeting of stockholders next succeeding his or her election and until his or her successor is elected and qualified, except as otherwise provided in the Company's bylaws or required by law.

15) <u>Independent Directors</u>

The Board will have a majority of directors who are independent, as contemplated by the rules of the Nasdaq Stock Market. The Board believes that as a matter of policy the Board should consist primarily of independent directors, with one exception being the Chief Executive Officer.

The Company has adopted the following standards for determining if a director is independent:

A director will not be considered independent if:

a) a director is, or at any time during the past three years was, employed by the Company;

b) a director accepted or has a family member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

   (i) compensation for board or board committee service;
   (ii) compensation paid to a family member who is an employee (other than an executive officer) of the Company; or
   (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

   Provided, however, that in addition to the requirements contained in this paragraph (b), Audit Committee members and Compensation Committee members are also subject to additional, more stringent requirements as set forth in Section 6 above.

c) a director is a family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

d) a director is, or has a family member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:
   (i) payments arising solely from investments in the Company's securities; or
   (ii) payments under non-discretionary charitable contribution matching programs.

e) a director is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company served on the compensation committee of such other entity; or

f) a director is, or has a family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

The ownership of stock in the Company by directors is encouraged, as discussed above, and the ownership of a substantial amount of stock is not in itself a basis for a director to be considered as not independent.

16) Former Chief Executive Officer's Board Membership

It is the sense of the Board that, at the time the Chief Executive Officer ceases to hold that office, he or she should tender his or her resignation from the Board, although exceptions may be appropriate. A former Chief Executive Officer serving on the Board shall not be considered to be independent for purposes of corporate governance; provided, however, that service as interim Board Chair or interim Chief Executive Officer for a period of no more than one year, and any compensation for such service, shall not disqualify a director from being considered independent after the period of such service.

17) Board Membership Criteria

The Governance and Social Responsibility Committee is responsible for reviewing with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board, and in accordance with the guidelines established by the Committee. This review shall include an assessment of the talent base, skills, areas of expertise, experience, diversity and independence of the Board and its members, and consideration of any changes that may have occurred in any director's responsibilities, as well as such other factors as may be determined by the Committee to be appropriate for review, all in the context of an assessment of the perceived needs of the Board at that point in time.

18) Selection of New Director Candidates

The Board itself should be responsible, in fact as well as procedure, for selecting its own members. Board members are encouraged to suggest candidates for consideration. The Board delegates the screening process involved to the Governance and Social Responsibility Committee with input from the Board Chair. Prior to selection, each candidate will personally meet with at least two members of the Governance and Social Responsibility Committee. Candidate suggestions made by stockholders in accordance with the Company's bylaws and applicable law are referred to the Governance and Social Responsibility Committee.

The invitation to join the Board should be extended on behalf of the Board by the Chairs of the Board and the Governance and Social Responsibility Committee.

19) Assessing the Board's Performance

The Board will conduct an annual self-evaluation to determine whether it and its Committees are functioning effectively. The Governance and Social Responsibility Committee will receive comments from all directors and report annually to the Board with an assessment of the Board's and its Committees' performance. If the Governance and Social Responsibility Committee so desires, it may be assisted by an independent consultant in making its assessment. The assessment will focus on the Board's contribution to the Company and specifically focus on areas in which the Board or management believes that the Board could improve.

The Governance and Social Responsibility Committee should seek to report this assessment annually at the same time as the report on Board membership criteria.

20) Change in a Director's Primary Employment

If the nature of a director's primary employment changes, then he or she shall submit an offer to resign to the Governance and Social Responsibility Committee.

It is not the sense of the Board that a director who changes the nature of his or her primary employment should necessarily leave the Board. There should, however, be an opportunity for the Board, via the Governance and Social Responsibility Committee, to review the continued appropriateness of Board membership under these circumstances.

21) Term Limits

The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. In lieu of term limits, it is important for the Governance and Social Responsibility Committee to ensure that all Board members are active contributors to the governance process.

22) Retirement Age

It is the sense of the Board that 72 is an appropriate retirement age. Accordingly, upon attaining the age of 72, a director shall not stand for re-election to the Board at subsequent meetings of the stockholders of the Company.

23) Formal Evaluation of the Chief Executive Officer

The Compensation Committee shall conduct an annual review of the Chief Executive Officer's performance, as set forth in its charter. The independent directors shall review and discuss with the Compensation Committee the Compensation Committee's report and shall discuss the evaluation with the Chief Executive Officer.

The Chief Executive Officer is encouraged to submit to the independent directors those criteria which he/she considers to be the most relevant to evaluating his/her performance.

The evaluation should be based on objective criteria including performance of the business, accomplishment of long-term strategic objectives, development of management, etc.

24) Management Development and Succession Planning

An annual report shall be made to the Board on succession planning. The Board will work with the Governance and Social Responsibility Committee to nominate and evaluate successors to the Chief Executive Officer and/or Board Chair when a vacancy occurs. The Chief Executive Officer and/or Board Chair will make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for those individuals.

25) Board Interaction with Institutional Investors, the Press, Customers, Etc.

The Board believes that the management speaks for the Company. The Company's policies relating to SEC Regulation FD require that only certain specified members of management communicate with securities market professionals and/or investors in Company securities with respect to the business or prospects of the Company. Accordingly, individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, but only when requested to do so by the Board Chair, the Chief Executive Officer or the Chief Financial Officer.

26) Director Access to Officers and Employees

Directors have full and free access to officers and employees of the Company and to the Company's independent auditors and independent advisors. Any meetings that a director wishes to initiate may be arranged through the Chief Executive Officer or the Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent not inappropriate, copy the Chief Executive Officer on any written communications between a director and an officer or employee of the Company.

27) Director Orientation and Continuing Education

New directors participate in an orientation process, which may address, for example, the Company's operations, performance, strategic plans, significant business, financial, accounting, legal and risk management issues, compliance programs, code of business conduct and ethics, and corporate governance practices, and includes introductions to members of the Company's senior management and their respective responsibilities. All directors are encouraged to participate in continuing education programs to enhance skills and knowledge relevant to their service as directors, and the Company pays the reasonable expenses of attendance by directors at such programs.

28) Changes in Guidelines

These Guidelines shall be reviewed periodically and may be changed by the Board. Changes should be made only upon a determination by the independent directors in executive session that such change is in the best interests of the Company and its stockholders and a recommendation of such change is made to the full Board.

29) Disclosure

These Guidelines, and the charter of each of the Audit, Compensation and Governance and Social Responsibility Committees, shall be posted to the Company's website.